Exhibit 99.1

ASX ANNOUNCEMENT

December 6, 2012

Genetic Technologies resolves its patent infringement claim against

454 Life Sciences Corporation

In compliance with ASX Continuous Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report it has executed a Settlement, Covenant and License Agreement with 454 Life Sciences Corporation (“454”) of Branford, Connecticut, USA, which includes 454, its affiliates and companies related to Roche Holding Ltd.

The precise commercial terms of the Agreement are covered by formal confidentiality provisions and cannot be disclosed.  This Agreement was achieved further to GTG’s continuing patent assertion program in the US and other jurisdictions.

454 was a counterparty to the third formal patent assertion suit filed by Genetic Technologies against ten companies in the US District Court for the District of Colorado (see GTG announcement dated May 26, 2011) and is now the fifth counterparty from that case to reach resolution with Genetic Technologies.

Discussions with other parties are ongoing and progressing.  Further details will be released to the Market as appropriate.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

VP, Global Licensing and Intellectual Property

Genetic Technologies Limited

Phone: +61 419 657 915

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.